UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)[1]

PharmaCyte Biotech, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

717512X203
(CUSIP Number)

RICHARD ABBE
IROQUOIS CAPITAL MANAGEMENT, LLC
2 Overhill Road, Suite 400
Scarsdale, New York 10583
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*		
14	TYPE OF REPORTING PERSON CO		

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*		
14	TYPE OF REPORTING PERSON OO		

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON Iroquois Capital Investment Group LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*		
14	TYPE OF REPORTING PERSON OO		

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON Richard Abbe		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*	
	8	SHARED VOTING POWER 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
	9	SOLE DISPOSITIVE POWER 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*	
	10	SHARED DISPOSITIVE POWER 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,791 shares of Common Stock 280,000 shares of Common Stock issuable upon exercise of Warrants*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*		
14	TYPE OF REPORTING PERSON IN		

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common

Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON Kimberly Page	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*	
14	TYPE OF REPORTING PERSON IN	

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

1	NAME OF REPORTING PERSON Stephen Friscia		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Charles S. Ryan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON Johnathan L. Schechter		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Joshua N. Silverman		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Jude C. Ozonwanne		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Nigeria		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

CUSIP No. 717512X203

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.   Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.0001 per share (the "Shares"), of PharmaCyte Biotech, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)   This statement is filed by:

(i)   Iroquois Master Fund Ltd., a Cayman Islands exempted limited company ("Iroquois Master Fund");

(ii)   Iroquois Capital Management, LLC, a Delaware limited liability company ("Iroquois Capital"), which serves as the investment advisor to Iroquois Master Fund;

(iii)   Iroquois Capital Investment Group LLC, a Delaware limited liability company ("ICIG");

(iv)   Richard Abbe, as the President of Iroquois Capital and as a managing member of ICIG and as a nominee for the Board of Directors of the Issuer (the "Board");

(v)   Kimberly Page, as a Director of Iroquois Master Fund and as a nominee for the Board;

(vi)   Stephen Friscia, as a nominee for the Board;

(vii)   Charles S. Ryan, as a nominee for the Board;

(viii)   Jonathan L. Schechter, as a nominee for the Board;

(ix)   Joshua N. Silverman, as a nominee for the Board; and

(x)   Jude C. Uzonwanne, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

12

(b)   The address of the principal office of each of Iroquois Master Fund, Iroquois Capital, ICIG, Mr. Abbe and Mrs. Page is 2 Overhill Road, Suite 400, Scarsdale, New York 10583. The principal business address of Mr. Friscia is 10 Kipps Court, Somers, New York 10589. The principal business address of Mr. Ryan is c/o Travecta Therapeutics, Inc., 79 Science Park Drive, Cintech IV, #06-01/08, Singapore 118264. The principal business address of Mr. Schechter is 1 Wolfs Lane, Suite 316, Pelham, New York 10803. The principal business address of Mr. Silverman is c/o Parkfield Funding LLC, 1185 Avenue of the Americas, Third Floor, New York, New York 10036. The principal business address of Mr. Uzonwanne is c/o MyMD Pharmaceuticals, Inc., 855 N Wolfe Street, Suite 701, Baltimore, Maryland 21205. The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)   The principal business of each of Iroquois Master Fund and ICIG is serving as a private investment fund. The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund. The principal occupation of Mr. Abbe is serving as the President of Iroquois Capital and managing member of ICIG. The principal occupation of Mrs. Page is serving as Chief Operating Officer and Compliance Officer of Iroquois Capital and as Director of Iroquois Master Fund. The principal occupation of Mr. Friscia is serving as the manager and co-founder of Kipps Capital. The principal occupation of Mr. Ryan is serving as President, Chief Executive Officer and Chairman of the Board of Directors of Travecta Therapeutics, Inc. The principal occupation of Mr. Schechter is serving as Partner of The Special Equities Group, a division of Dawson James Securities, Inc. The principal occupation of Mr. Silverman is serving as the managing member of Parkfield Funding LLC. The principal occupation of Mr. Uzonwanne is serving as a member of the board of directors of each of MyMD Pharmaceuticals, Inc. and Bonita Foods Nigeria Limited.

(d)   No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Abbe, Friscia, Ryan, Schechter, Silverman and Uzonwanne and Mrs. Page are citizens of the United States of America. Mr. Uzonwanne is also a citizen of Nigeria. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Warrants purchased by Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as in Schedule B, which is incorporated by reference. The aggregate purchase price of the 1,190,421 Shares and Warrants to acquire 196,000 Shares beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $3,677,562, including brokerage commissions.

The aggregate purchase price of the 68,370 Shares and Warrants to acquire 84,000 Shares beneficially owned by ICIG was approximately $207,068, including brokerage commissions.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise (i) any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Shares (the "Blocker"), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the applicable Blocker.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 23, 2022, Iroquois Master Fund (together with its affiliates, "Iroquois") delivered a letter to the Issuer (the "Nomination Notice") nominating a slate of seven highly qualified director candidates: Richard Abbe, Stephen Friscia, Kimberly Page, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne (collectively, the "Nominees"), for election to the Board at the Issuer's 2022 annual meeting of stockholders (the "2022 Annual Meeting"). As described in more detail in their detailed biographies below, the Nominees have backgrounds spanning drug development, intellectual property, capital markets, investment banking, strategic transformation and public company governance. Iroquois carefully selected this highly qualified slate of Nominees, including two direct Iroquois representatives, who collectively have decades of experience in the pharmaceutical, biotechnology and broader healthcare industries, including experience as CEOs, senior executives, chairmen and directors of well-performing biotechnology and pharmaceutical companies. The election of the Nominees to the Board would result in a change to the composition of the Board and could constitute a change in control under certain of the Issuer's material agreements.

Also on June 23, 2022, the Reporting Persons issued a press release and public letter to stockholders of the Issuer (the "Press Release") announcing that Iroquois Master Fund had nominated the Nominees for election to the Board at the 2022 Annual Meeting. In the Press Release, the Reporting Persons detailed their views for why the Board needed to be materially reconstituted by a majority of directors truly committed to representing the best interests of all of the Issuer's stockholders, including that the Board has attempted to downplay serious concerns that the Reporting Persons believe are widely shared by the Issuer's stockholders and has deflected accountability for (i) shifting timelines and missed milestones related to the commencement of the Issuer's Phase 2b clinical trial, (ii) chronic stock price underperformance, (iii) dismal corporate governance and investor communication practices and (iv) its lack of alignment with the Issuer's stockholders, evidenced in part by the incumbent directors' failure to ever purchase a single Share in the open market. In the Press Release, Iroquois cautioned stockholders of the Issuer to be mindful of the root causes of such concerns and not to be fooled by the Issuer's fortuitous capital raise in August 2021 and its more recent half-baked attempts to implement a handful of measures, which were recommended by Iroquois over the course of its private engagement with the Issuer, only after Iroquois made its concerns and such recommendations public in a reactionary and defensive attempt to maintain the status quo consisting of a Board led by Kenneth L. Waggoner, the Issuer's President, Chief Executive Officer and Chairman of the Board and his hand-picked appointees. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Nominees are:

Richard Abbe is the Co-founder, Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, since 2003. Mr. Abbe has also served as Co-Chief Investment Officer of such funds since their inception in 2003. From 2000 to 2003, Mr. Abbe co-founded and served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to 2000, he was employed by Lehman Brothers Holdings Inc. where he rose through the ranks in its Equity Middle Market Institutional Sales department. From 1998 to 1999, Mr. Abbe served as a Senior Managing Director at Gruntal & Co., L.L.C., a boutique investment bank where he was responsible for its Institutional Sales and Trading desk and served on the firm's Board of Directors. From 1994 to 1998, he served as a Founding Partner at Hampshire Securities Corporation, a boutique investment bank which was sold to Gruntal & Co., L.L.C. in 1998. Mr. Abbe's professional experience includes his service served on the Boards of Directors of XpresSpa Group, Inc. (NASDAQ: XSPA) (formerly Vringo Inc.), a health and wellness company, from March 2016 to December 2018, and National Holdings Corporation (formerly NASDAQ: NHLD), a financial services provider, from July 2014 to September 2016. He served on the Board of Trustees of Hobart and William Smith Colleges, in addition to his roles as Vice Chairman of Endowments and member of the Investment Committee of the Hobart College Endowment. He received his B.A. in Economics from Hobart University.

Kimberly Page is the Chief Operating Officer and Compliance Officer of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, which she joined in 2001, and as a Director of Iroquois Master Fund Ltd. In her role, Mrs. Page overseas business operations, hedge fund domestic and international regulatory compliance, preparation of monthly net asset value calculations, coordinating with fund administrator and auditors, filings with securities regulators and monitoring of fund strategies including distressed debt, multi-currency, long/short equities, arbitrage, private equity, options, and delta hedging. Prior to 2001, Mrs. Page was employed by Instinet.com ("Instinet"), a leading electronic trading exchange platform launching a competitor to E-Trade prior to Instinet's initial public offering in 2001, reporting to the Head of Business Development. Mrs. Page received her B.S. in Marketing from the University of Massachusetts.

Stephen Friscia is a private investor and serves as the manager and co-founder of Kipps Capital, a family office with interests in publicly traded equity securities, private equity securities and real estate holdings, since January 2016. Prior to the creation of his family office, Mr. Friscia served as an institutional small and mid-cap value equity portfolio manager for over 15 years including as Managing Director and Portfolio Manager of Iridian Asset Management LLC, a value-oriented investment management firm focused on active equity investment strategies, from 2009 to 2016, MacKay Shields LLC, an investment management firm, from 2008 to 2009, Bear Stearns Asset Management Inc., formerly the asset management business of The Bear Stearns Companies, Inc., from 2006 to 2008, and as a Portfolio Manager at John A. Levin & Co., Inc., an investment advisory firm, from 2003 to 2006, and Evergreen Investments LLC, formerly the investment management business of Wachovia Corporation, from 1993 to 2003. Mr. Friscia earned his B.S. in Business Administration from the State University of New York at New Paltz and his M.B.A. in Finance from Pace University.

Charles S. Ryan, Ph.D. is the President, Chief Executive Officer and Chairman of the Board of Directors of Travecta Therapeutics, Inc., a private biotechnology company developing treatments for serious neurological conditions through a platform designed to deliver drugs across the blood brain barrier, since May 2021. Dr. Ryan served as Chief Executive Officer of Neurotrope, Inc. (formerly NASDAQ: NTRP) (n/k/a Synaptogenix, Inc. (NASDAQ: SNPX)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, from February 2018 to December 2020, and served as a member of its board of directors from December 2017 to December 2020. From October 2016 to February 2018, he served as President and Chief Executive Officer for the Orthobond Corporation, a private company focused on creating proprietary surface modifications for the medical device, biotechnology and pharmaceutical industries to enhance the function of a device or pharmaceutical. From March 2015 to May 2016, Dr. Ryan served as Vice President and General Counsel at Cold Spring Harbor Laboratory, a non-profit institution focused on neuroscience, bioinformatics, cancer, genomics and plant biology. From 2003 to 2014, Dr. Ryan served as Senior Vice President and Chief Intellectual Property Counsel for Forest Laboratories, Inc., a specialty pharmaceutical company whose most significant drugs were Lexapro® and Namenda®. Dr. Ryan began his career in biotechnology with The Collaborative Group, Ltd., a bioscience company providing development, research and manufacturing services to the pharmaceutical and skin care industries, where he was the Vice President, General Counsel, from 1998 to 2002. Dr. Ryan also has experience in private law practice, having held positions with Darby & Darby, P.C. and Scully, Scott, Murphy & Presser. He previously served as a member of the board of directors of Applied DNA Sciences, Inc. (NASDAQ: APDN), a provider of molecular-based supply chain authentication and security solutions, from August 2011 to November 2019, and BioRestorative Therapies, Inc. (NASDAQ: BRTX), a life sciences company, from April 2015 to January 2020. His experience also includes directorships held at ABS Materials, Inc., Lab21, Inc., GlycoMira Therapeutics, Inc., Forest Laboratory Holdings, Ltd., the Board of Trustees for The College of Wooster, New York Biotechnology Association, Stony Brook University Medical Center Development Council (Chair) and Western New England University Board of Trustees. Dr. Ryan earned his B.A. in Chemistry from The College of Wooster, a Ph.D. in Oral Biology and Pathology from Stony Brook University and his J.D. from Western New England University.

Jonathan L. Schechter is as Partner of The Special Equities Group, a division of Dawson James Securities, Inc., a full service investing firm specializing in healthcare, biotechnology, technology, and clean-tech sectors, since April 2021. From May 2019 to March 2021, Mr. Schechter served as Director of Bradley Woods & Co. Ltd., a registered broker-dealer. He served as the Director of Investment Banking at Chardan Capital Markets LLC, a full service investment firm specializing in healthcare and disruptive innovation companies, from February 2008 to May 2018. From 2005 until 2007, Mr. Schechter served as the general counsel for a hedge fund specializing in PIPE transactions and structured products. From 1999 until 2005, Mr. Schechter worked as a corporate associate at Bryan Cave LLP specializing in representing companies, investors and investment banks in general corporate matters including PIPE and merger/acquisition transactions. Mr. Schechter's professional experience includes his service on the Board of Directors of Neurotrope, Inc. (n/k/a Synaptogenix, Inc. (NASDAQ: SNPX)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, since December 2018, and DropCar, Inc. (n/k/a Ayro, Inc. (NASDAQ: AYRO)), a company that develops automotive based products and services, from March 2017 to January 2018. Mr. Schechter earned his A.B. in Public Policy/Political Science from Duke University and his J.D. from Fordham University School of Law.

Joshua N. Silverman has served as the managing member of Parkfield Funding LLC, an investment management firm specializing in pharmaceutical and biotechnology companies, since 2013. Mr. Silverman served as a Co-Founder, Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, and as Co-Chief Investment Officer of such funds, from 2003 until July 2016. From 2000 to 2003, Mr. Silverman co-founded served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to that, Mr. Silverman served as a director of Joele Frank, Wilkinson, Brimmer, Katcher LLC, a boutique consulting firm specializing in mergers and acquisitions, and as Assistant Press Secretary to the President of the United States. Mr. Silverman currently serves on the Boards of Directors of Petros Pharmaceuticals, Inc. (NASDAQ: PTPI), a men's health pharmaceutical company, since December 2020, MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD) (formerly Akers Biosciences, Inc.), a clinical stage pharmaceutical company, since September 2018, Ayro, Inc. (NASDAQ: AYRO) (formerly DropCar, Inc. and WPCS International Incorporated), an electric vehicle design and manufacturing company, since August 2016, Synaptogenix, Inc. (NASDAQ: SNPX) (formerly Neurotrope, Inc. (NASDAQ: NTRP)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, since August 2016, and Protagenic Therapeutics, Inc. (NASDAQ: PTIX) (formerly Atrinsic, Inc.), a biotechnology company, since February 2016. He previously served as a director of National Holdings Corporation (formerly NASDAQ: NHLD), a financial services provider, from July 2014 through August 2016, and as a director of Marker Therapeutics, Inc. (NASDAQ: MRKR) (formerly TapImmune Inc.), from August 2016 until October 2018. Mr. Silverman received his B.A. in Political Science from Lehigh University.

Jude C. Uzonwanne most recently served as Chief Business Officer at 54gene, Inc. ("54gene"), a clinical-stage biopharmaceutical company, from March 2021 to June 2022. Prior to his role at 54gene, Mr. Uzonwanne served as a Principal at ZS Associates, Inc. ("ZS Associates"), a consulting and professional services firm focusing on consulting, software and technology that provides services for clients in the private equity, healthcare, and technology industries, from January 2021 to March 2021. Prior to joining ZS Associates, he served as a Principal at IQVIA Holdings Inc. ("IQVIA") (NYSE: IQV), a clinical research and health information technology company, from 2018 to 2020, where he served as the head of the firm's US Financial Investors Consulting practice and as management consulting lead for IQVIA's service to a top-6 global pharmaceutical company and select emerging biopharmaceutical companies. His professional experience also includes his service as Vice President (Associate Partner) at EY-Parthenon LLP, a global strategy consulting firm, from 2016 to 2018; Principal (Associate Partner) at Bain & Company, Inc., a global strategy consulting firm, from 2015 to 2016; Associate Partner at Dalberg Global Development Advisers, a strategy and policy advisory firm, in 2015; and Deputy Director, Strategy, of the Bill and Melinda Gates Foundation, from 2013 to 2015. He has also served in several senior leadership roles at Overseas Shipholding Group, Inc. (NYSE: OSG), as Assistant Vice President, Corporate Development, from 2007 to 2009, Monitor Group LLP (now Monitor Deloitte LLP), a global strategy consulting firm, from 1998 to 2011 and Nirsal Plc, a wholly owned agricultural credit insurance subsidiary of the Central Bank of Nigeria, as an advisor and founding Chief Executive Officer and Managing Director, from 2011 to 2013. Mr. Uzonwanne has served as a member of the boards of directors of MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD), a clinical stage pharmaceutical company, since April 2021, and Bonita Foods Nigeria Limited, a privately held emerging market specialty food and snacks company, since August 2019. Mr. Uzonwanne earned his B.A. in Economics and Political Science from Swarthmore College.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,721,047 Shares, which represents the number of Shares issued and outstanding as of March 15, 2022, as represented in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 15, 2022.

For purposes of calculating the percentages, excluded from the Reporting Persons' beneficial ownership due to the Blocker are an aggregate of 280,000 Shares consisting of (i) 84,000 Shares issuable upon the exercise of Warrants owned by ICIG and (ii) 196,000 Shares upon the exercise of Warrants owned by Iroquois Master Fund.

A.   Iroquois Master Fund

(a)   As of the close of business on June 22, 2022, Iroquois Master Fund may be deemed the beneficial owner of (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 5.7%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants

(c) The transactions in the Shares by Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

B. Iroquois Capital

(a) Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,190,421 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 5.7%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by ICIG
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by ICIG

(c) Iroquois Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

C. ICIG

(a) As of the close of business on June 22, 2022, ICIG may be deemed the beneficial owner of (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
4. Shared power to dispose or direct the disposition: 0

(c) ICIG has not entered into any transactions in the Shares during the past sixty days.

D. Mr. Abbe

(a) Mr. Abbe, as the managing member of ICIG, may be deemed the beneficial owner of the (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of the (i) 1,190,421 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 6.1%

(b)   1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
2. Shared power to vote or direct vote: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
4. Shared power to dispose or direct the disposition: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)   Mr. Abbe has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

E.   Mrs. Page

(a)   Mrs. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,190,421 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 5.7%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)   Mrs. Page has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

F.   Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne

(a)   As of the close of business on June 22, 2022, none of Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne owned any Shares.

Percentage: 0%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)   None of Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne has entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 23, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2022 Annual Meeting (the "Solicitation"), (c) the Nominees (other than Mr. Abbe and Mrs. Page) agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Issuer without the prior written consent of Iroquois and (d) Iroquois agreed to bear all pre-approved expenses incurred in connection with Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne has granted Mr. Abbe and Mrs. Page powers of attorney (the "POAs") to execute certain SEC filings and other documents in connection with the Solicitation. The POAs are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1   Press Release, dated June 23, 2022.

99.2   Joint Filing and Solicitation Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, Richard Abbe, Kimberly Page, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne, dated June 23, 2022.

99.3   Powers of Attorney.

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2022

IROQUOIS MASTER FUND LTD.

By: Iroquois Capital Management, LLC,
       its investment manager

By: /s/ Richard Abbe
       Name: Richard Abbe
       Title: President

IROQUOIS CAPITAL MANAGEMENT, LLC

By: /s/ Richard Abbe
       Name: Richard Abbe
       Title: President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By: /s/ Richard Abbe
       Name: Richard Abbe
       Title: Managing Member

/s/ Richard Abbe
RICHARD ABBE
Individually and as attorney-in-fact for Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne

/s/ Kimberly Page
KIMBERLY PAGE

CUSIP No. 717512X203


SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days


Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
IROQUOIS MASTER FUND LTD.			
Purchase of Common Stock	8,300	2.2013	04/27/2022
Purchase of Common Stock	2,000	2.2420	04/28/2022
Purchase of Common Stock	7,100	2.3110	04/29/2022
Purchase of Common Stock	9,000	2.2937	05/03/2022
Purchase of Common Stock	11,500	2.3115	05/04/2022
Purchase of Common Stock	2,500	2.2550	05/05/2022
Purchase of Common Stock	4,400	2.2165	05/06/2022
Purchase of Common Stock	5,600	2.1490	05/09/2022
Purchase of Common Stock	31,200	2.1539	05/10/2022
Purchase of Common Stock	29,600	2.1907	05/11/2022
Purchase of Common Stock	500	2.2070	05/13/2022
Purchase of Common Stock	7,600	2.2456	05/16/2022
Purchase of Common Stock	300	2.3070	05/17/2022
Purchase of Common Stock	1,500	2.3420	06/01/2022
Purchase of Common Stock	1,800	2.3070	06/02/2022
Purchase of Common Stock	441	1.9910	06/13/2022
Purchase of Common Stock	18,255	2.1013	06/15/2022
Purchase of Common Stock	3,100	2.0298	06/16/2022
Purchase of Common Stock	23,947	2.0888	06/17/2022
Purchase of Common Stock	5,900	2.0900	06/21/2022

Exhibit 99.1

IROQUOIS CAPITAL NOMINATES SLATE OF HIGHLY QUALIFIED DIRECTOR CANDIDATES FOR ELECTION AT PHARMACYTE'S 2022 ANNUAL MEETING

Believes Truly Independent Board Required to Increase Accountability Given PharmaCyte's Long History of Missed Milestones

Highlights Severe Governance Deficiencies and Recent Half-Baked Efforts to Appease Stockholders

Nominates Seven Experienced Highly Qualified Director Nominees

NEW YORK, June 23, 2022 /PRNewswire/ -- Iroquois Capital Management, LLC (together with its affiliates, "Iroquois"), one of the largest stockholders of PharmaCyte Biotech, Inc. ("PharmaCyte" or the "Company") (NASDAQ:PMCB) with beneficial ownership of approximately 6.1% of the outstanding common stock of the Company, today announced that it has nominated a slate of seven (7) highly qualified director candidates for election to the PharmaCyte Board of Directors at the Company's upcoming 2022 annual meeting of stockholders. Iroquois also announced that it has publicly delivered a letter to the Company's stockholders making clear the case for a significant reconstitution of the Board with professionals possessing the requisite skillsets, experience, drive and sense of accountability needed to turn the Company around.

The full text of the letter follows:

June 23, 2022

Dear Fellow PharmaCyte Biotech Stockholders:

As previously communicated, Iroquois Capital Management, LLC (together with its affiliates, "Iroquois") currently owns approximately 6.1% of the outstanding shares of PharmaCyte Biotech, Inc. ("PharmaCyte" or the "Company"), making us one of the Company's largest stockholders.

We invested in the Company in August 2021 due to our belief in the promise of its proprietary cellulose-based live cell encapsulation technology and the potential for its use as an innovative platform upon which cellular therapies for several types of cancer and diabetes can be based upon. However, like many of you, we have grown weary of the repeated delays, shifting timelines and missed milestones with respect to the lifting of the clinical hold imposed on the Company's Phase 2b clinical trial for pancreatic cancer therapy that PharmaCyte's management team and Board of Directors (the "Board") have repeatedly communicated, both publicly in its press releases and privately during the course of the past six months in our attempt to engage constructively with the Board regarding our concerns.

The Company's most recent press release has done nothing to change what appears to be a habituated practice by PharmaCyte's leadership to deflect accountability and kick the can further down the road with no definitive plan to create value for its patient stockholders who have been forced to endure a severe destruction of their investment. For instance, it is still not clear based on the Company's latest communication what more is required of the Company to respond to the FDA concerning its inquiries surrounding the clinical hold.

Moreover, we take issue with the Company's attempts to minimize our concerns with PharmaCyte's stock price underperformance, poor investor communication, dismal corporate governance practices and lack of alignment with stockholders as a "distraction" as we strongly believe it downplays how widely our dissatisfaction is shared among the Company's stockholders.

Only now in response to our public letters to the Board and communicated intention to nominate director candidates for election at the Company's 2022 Annual Meeting of Stockholders (the "Annual Meeting") did the Company deem it appropriate to announce a stock buyback and implement quarterly earnings conference calls, each of which occurred *after* our public suggestions and private recommendations over the course of the past six months, and concede that the Board lacks directors with sufficient capital markets experience. However, we have yet to see any admission by the Company of the root causes of the issues surrounding the Company, a chummy Board that is comprised of individuals, the majority of whom are physicians who lack any capital markets or public company directorship experience apart from PharmaCyte, and each of whom has been hand-picked by Kenneth L. Waggoner, the Company's Chairman and Chief Executive Officer, and has never purchased a single share of the Company in the open market.

We believe this strategy is nothing but a reactive and transparent attempt to demonstrate an openness to change while the underlying goal is clearly to defend the status quo and make as little change as possible to appease stockholders. To that end, we note that the Company's statement that it has been rebuffed in its offers to review our nominees is a false characterization of our attempts to work in good faith to reach a mutually agreeable resolution with the Board. We have been clear with the Company that the Board must be materially reconstituted with stockholder representatives and the Board's unwillingness to recognize this meaningful amount of change required instead reflects its desire to ensure that its incumbents, whom we believe to be beholden to Mr. Waggoner, remain in place while minimizing the number of truly independent directors.

Furthermore, we find it disingenuous that the Company has referenced new executive compensation agreements as evidence of leadership's alignment with the Company's stockholders while avoiding to make such agreements, and the goals upon which cash and equity bonuses for its executives are tied thereunder, public for the benefit of all stockholders until the filing of its Annual Report on Form 10-K in mid-July. Far from being the Company's "common practice", not only is this the first time that PharmaCyte will be filing a Form 10-K as a Nasdaq-listed company, in April 2022, the Board found it material to disclose on Form 8-K the base compensation payable in cash to Mr. Waggoner and Carlos Trujillo, the Company's Chief Financial Officer, less than one week after such arrangements were made. If the Company's new executive compensation arrangements are truly designed to align management's interests with that of the Company's stockholders, why has the Company only deemed it material to disclose the cash component of such compensation packages when it could just as easily disclose the equity incentives contained therein and assuage stockholder concerns?

While the Company's press release makes a point of patting leadership on the back for raising $90 million in three weeks while the market was experiencing a state of euphoria, we believe this overshadows the over ten years in which PharmaCyte has suffered as a barely known and little-loved penny stock, and believe stockholders will see through the façade of a Board puppeteering to be hard at work to represent stockholder interests. While anyone can get lucky, we strongly believe management and the Board are not even qualified to manage the funds on the Company's balance sheet, and will be eagerly awaiting the filing of its Form 10-K in mid-July to determinate whether the Company has availed itself of any cash management systems to earn interest on such funds, which at this point, given the earnings that can accrue on investments in the U.S. Treasury market, could actually cover most of the Company's entire projected cash burn on a quarterly basis. To the extent such a simple action readily within the Board's control has not been taken to generate stockholder returns, we believe it will become even more apparent that not one individual on the Board, including its Chief Financial Officer who serves thereon in contravention to well established corporate governance practices, possesses the requite qualifications to manage any of the Company's finances in a fiduciary manner, let alone nearly $90 million.

As one of the largest stockholders of the Company, we believe the status quo is untenable, and a change of tone at the top through a material reconstitution of the Board is urgently needed for the Company to turn over a new leaf for the benefit of all PharmaCyte stockholders. For this reason, we are nominating seven (7) exceptional, experienced and highly-qualified nominees for election to the Board at the Annual Meeting, including two direct Iroquois representatives. We believe stockholders deserve a Board that is unburdened by past loyalties, welcomes fresh viewpoints and demands accountability so that the Company can maximize its incredible potential. Iroquois has a long history of driving operational, financial, strategic and governance changes for the benefit of all stockholders. We firmly believe that with the right Board in place, PharmaCyte can fulfill the promise many stockholders have in the Company's science and generate significant value for all stockholders.

We are confident the professionals we have nominated are incredibly well-qualified to serve as directors of PharmaCyte. This group of extremely impressive director candidates has backgrounds spanning drug development, intellectual property, capital markets, investment banking, strategic transformation and public company governance. As a group, they have substantial and highly successful experience in the pharmaceutical, biotechnology and broader healthcare industries. Collectively, they have decades of experience as CEOs, senior executives, chairmen and directors of well-performing biotechnology and pharmaceutical companies. It is clear to us that direct representation of stockholders is needed, especially in light of the Board's half-hearted attempts to appease stockholders without addressing the root causes of the Company's issues – its dysfunctional Board. For the benefit of other PharmaCyte stockholders, we have included detailed biographies of our nominees in an appendix to this letter.

Our goal is to represent the best interests of all stockholders and we believe our actions will place the Company on a path to greater accountability and stockholder returns. We remain confident in our belief that PharmaCyte has tremendous unmet potential that can be unlocked through improved governance and the addition of experienced professionals to the Board with the requisite skillsets, experience, drive and sense of accountability needed to turn the Company around. While we will continue to attempt to work constructively with the Board to find a mutually agreeable solution, we also look forward to further engagement with our fellow stockholders and will be sharing additional information about our views on PharmaCyte and ideas for significant value creation.

Best Regards,

/s/ Richard Abbe

Richard Abbe
Managing Member
Iroquois Capital Management, LLC

Biographies of Iroquois' Nominees

Richard Abbe

We believe Mr. Abbe's position as a significant investor in the Company and his extensive strategic, financial, capital markets and corporate governance experience and prior public company board experience make him an ideal director candidate for the Board. Mr. Abbe has served as the Co-founder, Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, since 2003. Mr. Abbe has also served as Co-Chief Investment Officer of such funds since their inception in 2003. From 2000 to 2003, Mr. Abbe co-founded and served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to 2000, he was employed by Lehman Brothers Holdings Inc. where he rose through the ranks in its Equity Middle Market Institutional Sales department. From 1998 to 1999, Mr. Abbe served as a Senior Managing Director at Gruntal & Co., L.L.C., a boutique investment bank where he was responsible for its Institutional Sales and Trading desk and served on the firm's Board of Directors. From 1994 to 1998, he served as a Founding Partner at Hampshire Securities Corporation, a boutique investment bank which was sold to Gruntal & Co., L.L.C. in 1998. Mr. Abbe's professional experience includes his service served on the Boards of Directors of XpresSpa Group, Inc. (NASDAQ: XSPA) (formerly Vringo Inc.), a health and wellness company, from March 2016 to December 2018, and National Holdings Corporation (formerly NASDAQ: NHLD), a financial services provider, from July 2014 to September 2016. He served on the Board of Trustees of Hobart and William Smith Colleges, in addition to his roles as Vice Chairman of Endowments and member of the Investment Committee of the Hobart College Endowment. He received his B.A. in Economics from Hobart University.

Stephen Friscia

We believe Mr. Friscia's more than twenty years of experience as an investment professional and expertise in analyzing and working directly with management teams on the businesses, strategic initiatives and corporate governance philosophies of his portfolio companies would make him a valuable addition to the Board. Mr. Friscia is a private investor and serves as the manager and co-founder of Kipps Capital, a family office with interests in publicly traded equity securities, private equity securities and real estate holdings, since January 2016. Prior to the creation of his family office, Mr. Friscia served as an institutional small and mid-cap value equity portfolio manager for over 15 years including as Managing Director and Portfolio Manager of Iridian Asset Management LLC, a value-oriented investment management firm focused on active equity investment strategies, from 2009 to 2016, MacKay Shields LLC, an investment management firm, from 2008 to 2009, Bear Stearns Asset Management Inc., formerly the asset management business of The Bear Stearns Companies, Inc., from 2006 to 2008, and as a Portfolio Manager at John A. Levin & Co., Inc., an investment advisory firm, from 2003 to 2006, and Evergreen Investments LLC, formerly the investment management business of Wachovia Corporation, from 1993 to 2003. Mr. Friscia earned his B.S. in Business Administration from the State University of New York at New Paltz and his M.B.A. in Finance from Pace University.

Charles S. Ryan, Ph.D.

We believe Dr. Ryan's more than 25 years of senior executive experience in the biotechnology and pharmaceuticals industry, including as a chief executive officer, chief intellectual property counsel and member of the board of directors of both public and private biotechnology companies, in addition to his expertise in capital acquisition, intellectual property, due diligence investigations, drug development, investor relations and strategic planning well qualifies him to serve on the Board. Dr. Ryan has served as President, Chief Executive Officer and Chairman of the Board of Directors of Travecta Therapeutics, Inc., a private biotechnology company developing treatments for serious neurological conditions through a platform designed to deliver drugs across the blood brain barrier, since May 2021. Dr. Ryan served as Chief Executive Officer of Neurotrope, Inc. (formerly NASDAQ: NTRP) (n/k/a Synaptogenix, Inc. (NASDAQ: SNPX)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, from February 2018 to December 2020, and served as a member of its board of directors from December 2017 to December 2020. From October 2016 to February 2018, he served as President and Chief Executive Officer for the Orthobond Corporation, a private company focused on creating proprietary surface modifications for the medical device, biotechnology and pharmaceutical industries to enhance the function of a device or pharmaceutical. From March 2015 to May 2016, Dr. Ryan served as Vice President and General Counsel at Cold Spring Harbor Laboratory, a non-profit institution focused on neuroscience, bioinformatics, cancer, genomics and plant biology. From 2003 to 2014, Dr. Ryan served as Senior Vice President and Chief Intellectual Property Counsel for Forest Laboratories, Inc., a specialty pharmaceutical company whose most significant drugs were Lexapro® and Namenda®. Dr. Ryan began his career in biotechnology with The Collaborative Group, Ltd., a bioscience company providing development, research and manufacturing services to the pharmaceutical and skin care industries, where he was the Vice President, General Counsel, from 1998 to 2002. Dr. Ryan also has experience in private law practice, having held positions with Darby & Darby, P.C. and Scully, Scott, Murphy & Presser. He previously served as a member of the board of directors of Applied DNA Sciences, Inc. (NASDAQ: APDN), a provider of molecular-based supply chain authentication and security solutions, from August 2011 to November 2019, and BioRestorative Therapies, Inc. (NASDAQ: BRTX), a life sciences company, from April 2015 to January 2020. His experience also includes directorships held at ABS Materials, Inc., Lab21, Inc., GlycoMira Therapeutics, Inc., Forest Laboratory Holdings, Ltd., the Board of Trustees for The College of Wooster, New York Biotechnology Association, Stony Brook University Medical Center Development Council (Chair) and Western New England University Board of Trustees. Dr. Ryan earned his B.A. in Chemistry from The College of Wooster, a Ph.D. in Oral Biology and Pathology from Stony Brook University and his J.D. from Western New England University.

Jonathan L. Schechter

We believe Mr. Schechter's experience as a public company director in addition to his unique skillsets gained from working with public companies for over two decades, including ten years of legal experience and fourteen years of investment banking experience, would make him a valuable addition to the Board. Mr. Schechter has served as Partner of The Special Equities Group, a division of Dawson James Securities, Inc., a full service investing firm specializing in healthcare, biotechnology, technology, and clean-tech sectors, since April 2021. From May 2019 to March 2021, Mr. Schechter served as Director of Bradley Woods & Co. Ltd., a registered broker-dealer. He served as the Director of Investment Banking at Chardan Capital Markets LLC, a full service investment firm specializing in healthcare and disruptive innovation companies, from February 2008 to May 2018. From 2005 until 2007, Mr. Schechter served as the general counsel for a hedge fund specializing in PIPE transactions and structured products. From 1999 until 2005, Mr. Schechter worked as a corporate associate at Bryan Cave LLP specializing in representing companies, investors and investment banks in general corporate matters including PIPE and merger/acquisition transactions. Mr. Schechter's professional experience includes his service on the Board of Directors of Neurotrope, Inc. (n/k/a Synaptogenix, Inc. (NASDAQ: SNPX)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, since December 2018, and DropCar, Inc. (n/k/a Ayro, Inc. (NASDAQ: AYRO)), a company that develops automotive based products and services, from March 2017 to January 2018. Mr. Schechter earned his A.B. in Public Policy/Political Science from Duke University and his J.D. from Fordham University School of Law.

Joshua N. Silverman

We believe Mr. Silverman's extensive experience as an investment banker, management consultant and as a chairman and director of numerous public companies within the biotechnology and pharmaceutical industries would be extremely additive to the Board. Mr. Silverman has served as the managing member of Parkfield Funding LLC, an investment management firm specializing in pharmaceutical and biotechnology companies, since 2013. Mr. Silverman served as a Co-Founder, Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, and as Co-Chief Investment Officer of such funds, from 2003 until July 2016. From 2000 to 2003, Mr. Silverman co-founded served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to that, Mr. Silverman served as a director of Joele Frank, Wilkinson, Brimmer, Katcher LLC, a boutique consulting firm specializing in mergers and acquisitions, and as Assistant Press Secretary to the President of the United States. Mr. Silverman currently serves on the Boards of Directors of Petros Pharmaceuticals, Inc. (NASDAQ: PTPI), a men's health pharmaceutical company, since December 2020, MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD) (formerly Akers Biosciences, Inc.), a clinical stage pharmaceutical company, since September 2018, Ayro, Inc. (NASDAQ: AYRO) (formerly DropCar, Inc. and WPCS International Incorporated), an electric vehicle design and manufacturing company, since August 2016, Synaptogenix, Inc. (NASDAQ: SNPX) (formerly Neurotrope, Inc. (NASDAQ: NTRP)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, since August 2016, and Protagenic Therapeutics, Inc. (NASDAQ: PTIX) (formerly Atrinsic, Inc.), a biotechnology company, since February 2016. He previously served as a director of National Holdings Corporation (formerly NASDAQ: NHLD), a financial services provider, from July 2014 through August 2016, and as a director of Marker Therapeutics, Inc. (NASDAQ: MRKR) (formerly TapImmune Inc.), from August 2016 until October 2018. Mr. Silverman received his B.A. in Political Science from Lehigh University.

Kimberly Page

We believe Mrs. Page's position as a steward of capital invested in the Company combined with her over twenty years of experience in finance, risk management, auditing, compliance, institutional operations and capital markets make her an ideal director candidate for the Board. Mrs. Page currently serves as Chief Operating Officer and Compliance Officer of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, which she joined in 2001, and as a Director of Iroquois Master Fund Ltd. In her role, Mrs. Page overseas business operations, hedge fund domestic and international regulatory compliance, preparation of monthly net asset value calculations, coordinating with fund administrator and auditors, filings with securities regulators and monitoring of fund strategies including distressed debt, multi-currency, long/short equities, arbitrage, private equity, options, and delta hedging. Prior to 2001, Mrs. Page was employed by Instinet.com ("Instinet"), a leading electronic trading exchange platform launching a competitor to E-Trade prior to Instinet's initial public offering in 2001, reporting to the Head of Business Development. Mrs. Page received her B.S. in Marketing from the University of Massachusetts.

Jude C. Uzonwanne

We believe Mr. Uzonwanne's experience as a corporate strategy and transaction services adviser in the healthcare and industrials sector, his understanding of complex commercial and mergers and acquisitions transactions, and his experience working with emerging biotech and traditional pharmaceutical clients in key global life sciences markets well qualifies him to serve on the Board. Mr. Uzonwanne served as Chief Business Officer at 54gene, Inc. ("54gene"), a clinical-stage biopharmaceutical company, from March 2021 to June 2022. Prior to his role at 54gene, Mr. Uzonwanne served as a Principal at ZS Associates, Inc. ("ZS Associates"), a consulting and professional services firm focusing on consulting, software and technology that provides services for clients in the private equity, healthcare, and technology industries, from January 2021 to March 2021. Prior to joining ZS Associates, he served as a Principal at IQVIA Holdings Inc. ("IQVIA") (NYSE: IQV), a clinical research and health information technology company, from 2018 to 2020, where he served as the head of the firm's US Financial Investors Consulting practice and as management consulting lead for IQVIA's service to a top-6 global pharmaceutical company and select emerging biopharmaceutical companies. His professional experience also includes his service as Vice President (Associate Partner) at EY-Parthenon LLP, a global strategy consulting firm, from 2016 to 2018; Principal (Associate Partner) at Bain & Company, Inc., a global strategy consulting firm, from 2015 to 2016; Associate Partner at Dalberg Global Development Advisers, a strategy and policy advisory firm, in 2015; and Deputy Director, Strategy, of the Bill and Melinda Gates Foundation, from 2013 to 2015. He has also served in several senior leadership roles at Overseas Shipholding Group, Inc. (NYSE: OSG), as Assistant Vice President, Corporate Development, from 2007 to 2009, Monitor Group LLP (now Monitor Deloitte LLP), a global strategy consulting firm, from 1998 to 2011 and Nirsal Plc, a wholly owned agricultural credit insurance subsidiary of the Central Bank of Nigeria, as an advisor and founding Chief Executive Officer and Managing Director, from 2011 to 2013. Mr. Uzonwanne has served as a member of the boards of directors of MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD), a clinical stage pharmaceutical company, since April 2021, and Bonita Foods Nigeria Limited, a privately held emerging market specialty food and snacks company, since August 2019. Mr. Uzonwanne earned his B.A. in Economics and Political Science from Swarthmore College.

About Iroquois Capital Management, LLC
Iroquois Capital Management, LLC is a New York-based investment adviser that provides investment advisory services to Iroquois Master Fund Ltd., a privately pooled investment vehicle.

Certain Information Concerning the Participants

Iroquois Master Fund Ltd., a Cayman Island exempted limited company ("Iroquois Master"), together with the other participants named herein (collectively, "Iroquois"), intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes in connection with the 2022 annual meeting of stockholders of PharmaCyte Biotech, Inc., a Nevada corporation (the "Company").

IROQUOIS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Iroquois Master, Iroquois Capital Management, LLC, a Delaware limited liability company ("Iroquois Capital"), Iroquois Capital Investment Group LLC, a Delaware limited liability company ("ICIG"), Richard Abbe, Kimberly Page, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne.

As of the close of business on June 22, 2022, , Iroquois Master is the direct beneficial owner of (i) 1,190,421 shares of common stock, par value $0.0001 per share (the "Common Stock") and (ii) 196,000 shares of Common Stock issuable upon the exercise of certain warrants, all of which are subject to a 4.99% blocker provision (the "Warrants"). As of the close of business on June 22, 2022, ICIG is the direct beneficial owner of (i) 68,370 shares of Common Stock and (ii) 84,000 shares of Common Stock issuable upon the exercise of Warrants. Iroquois Capital, as the investment manager to Iroquois Master, may be deemed the beneficial owner of the (i) 1,190,421 shares of Common Stock and (ii) 196,000 shares of Common Stock issuable upon the exercise of the Warrants directly owned by Iroquois Master. As of the close of business on June 22, 2022, Mr. Abbe does not directly beneficially own any securities of the Company. Mr. Abbe, by virtue of his position as the President of Iroquois Capital and as a managing member of ICIG, may be deemed the beneficial owner of the (i) 1,258,791 shares of Common Stock and (ii) 280,000 shares of Common Stock issuable upon the exercise of the Warrants owned in the aggregate by Iroquois Master and ICIG. As of the close of business on June 22, 2022, Mrs. Page does not directly beneficially own any securities of the Company. Mrs. Page, by virtue of her position as a Director of Iroquois Master, may be deemed the beneficial owner of the (i) 1,190,421 shares of Common Stock and (ii) 196,000 shares of Common Stock issuable upon the exercise of the Warrants directly owned by Iroquois Master. As of the close of business on June 22, 2022, Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne do not own beneficially or of record any securities of the Company.

Investor Contact
Richard Abbe
Managing Member
Iroquois Capital Management, LLC
(212) 974-3070

SOURCE Iroquois Capital Management, LLC

Exhibit 99.2

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of PharmaCyte Biotech, Inc., a Nevada corporation (the "Company");

WHEREAS, Iroquois Master Fund Ltd., a Cayman Islands exempted limited company, Iroquois Capital Management, LLC, a Delaware limited liability company, Iroquois Capital Investment Group LLC, a Delaware limited liability company, Richard Abbe and Kimberly Page (collectively, "Iroquois"), Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") at the 2022 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 23rd day of June 2022 by the parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this agreement is in effect, each of Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne agrees to provide Iroquois advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Iroquois has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne. Each of Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Iroquois.

3.   So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction

4.   Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.   Iroquois shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

6.   Each of the undersigned agrees that any SEC filing, press release or stockholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Iroquois, or its representatives, which approval shall not be unreasonably withheld.

7.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

8.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.   In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.   Any party hereto may terminate his/her/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

11.   Each party acknowledges that Olshan shall act as counsel for both the Group and Iroquois and its affiliates relating to their investment in the Company.

12.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

IROQUOIS MASTER FUND LTD.

By: Iroquois Capital Management, LLC,
        its investment manager

By: /s/ Richard Abbe
        Name: Richard Abbe
        Title: President

IROQUOIS CAPITAL MANAGEMENT, LLC

By: /s/ Richard Abbe
        Name: Richard Abbe
        Title: President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By: /s/ Richard Abbe
        Name: Richard Abbe
        Title: Managing Member

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE

/s/ Stephen Friscia

STEPHEN FRISCIA

/s/ Charles S. Ryan
CHARLES S. RYAN

/s/ Jonathan L. Schechter
JONATHAN L. SCHECHTER

/s/ Joshua N. Silverman
JOSHUA N. SILVERMAN

/s/ Jude C. Ozunwanne
JUDE C. OZUNWANNE

Exhibit 99.3

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) any proxy solicitation of the Iroquois Group to elect the Iroquois Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of June 2022.

/s/ Stephen Friscia
STEPHEN FRISCIA

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) any proxy solicitation of the Iroquois Group to elect the Iroquois Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of June 2022.

/s/ Charles S. Ryan
CHARLES S. RYAN

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) any proxy solicitation of the Iroquois Group to elect the Iroquois Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of June 2022.

/s/ Jonathan L. Schechter
JONATHAN L. SCHECHTER

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) any proxy solicitation of the Iroquois Group to elect the Iroquois Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of June 2022.

/s/ Joshua N. Silverman
JOSHUA N. SILVERMAN

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) any proxy solicitation of the Iroquois Group to elect the Iroquois Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of June 2022.

/s/ Jude C. Uzonwanne
JUDE C. UZONWANNE